Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, May 18 2015

BLUE NATION REVIEW - GROWTH AND ENGAGEMENT ANALYSIS

HIGHLIGHTS

•     Massive uptick in Blue Nation Review engagement

•     Amongst competing liberal democratic publishers, BNR's content drives approximately 40 percent of Facebook engagement.

•     Facebook fan base grows 3x faster than the fastest growing competitor and Twitter followers increase by nearly 60 percent over the past 90 days

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO’s news and conversation hub for political supporters, Blue Nation Review (BNR), has had a growth and engagement analysis undertaken by third party competitive intelligence platform, TrackMaven, with the results ranking BNR higher than political publishing peers on a number of levels.

Commenting on the results, TrackMaven Senior Vice President, Jamey Jeff, stated that “Despite a much smaller audience size than competing political publishers, BNR's content drives around 40 percent of the Facebook engagement amongst those same peers. TrackMaven rarely sees instances where publishers are able to so significantly punch above their weight to earn such a meaningful share of audience interactions relative to peers with such larger audiences. BNR may not be a small fish for long. BNR currently drives 60 percent more engagement from its audience than its peer set, and is growing its audience at roughly 3x the rate of these peers."

The results show a rapid expansion of BNR’s audience over the last 90 days, growing its Facebook fan base 3x faster than the next fastest growing peer. BNR’s content is also driving approximately 40 percent of the Facebook engagement amongst competitor publishers and significantly outperformed all others in terms of engagement relative to following, exceeding the closest competitor by over 60 percent. It also increased its Twitter following by nearly 60 percent in the same period.

“This growth is extremely promising for MOKO and the passionate community that is building through BNR,” said Ian Rodwell, CEO of MOKO. “We are pleased that so many people find the caliber of our content so valuable, and are excited to watch the numbers continue to soar as BNR becomes the platform of choice for political passion, discussion, debate, and awareness.”

BNR primarily attributes its growth and engagement to offering a group of engaged political enthusiasts a wide variety of multi-media content on topical issues. This fosters a community of like-minded peers to discuss and share issues critical to them. BNR’s age demographic is 44 percent between the ages of 18-44 and 38 percent between the ages of 45-64. It is also nearly even between female and male participants.

About Blue Nation Review

Such talented writers and influential journalists as MSNBC’s Jimmy Williams, Social Justice Advocate Goldie Taylor and others offer up a hip, irreverent skewering of the latest news every day at bluenationreview.com, distributed on web and via BNR’s app and social media channels. Quickly becoming the leading source for snarky, sassy and trusted progressive commentary – with an audience base that is becoming one of the fastest growing in the political media space – BNR does more than cover what happens in Washington by engaging millions of readers across the country in a national conversation.

For more information contact:

US:

Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

Australia: Vaughan Partners

Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au

Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90 percent of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Social Reach (MSR) is currently around 95 million people and it aims to reach 10-15 million Monthly Unique Visitors (MUV’s) by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

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